UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549


                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         CRYSTAL GAS STORAGE, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)



                       COMMON STOCK, $0.01 PAR VALUE
---------------------------------------------------------------------------
                       (Title of Class of Securities)



                                 229241104
---------------------------------------------------------------------------
                               (CUSIP Number)




                             BRITTON WHITE JR.
                       EL PASO ENERGY ACQUISITION CO.
                       C/O EL PASO ENERGY CORPORATION
                           1001 LOUISIANA STREET
                            HOUSTON, TEXAS 77002
                               (713) 420-2131



                                   Copy:

                         GARY P. COOPERSTEIN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
---------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                              October 15, 1999
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No.  229241104

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EL PASO ENERGY CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                - 0 -

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            1,708,743(1)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              - 0 -

                10  SHARED DISPOSITIVE POWER

                         - 0 -

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,708,743(1)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          64.0%

14  TYPE OF REPORTING PERSON

          CO


(1)  See Items 4 and 5 hereof.

CUSIP No.  229241104

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EL PASO ENERGY ACQUISITION CO.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                - 0 -

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            1,708,743(1)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              - 0 -

                10  SHARED DISPOSITIVE POWER

                         - 0 -

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,708,743(1)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          64.0%

14  TYPE OF REPORTING PERSON

          CO


(1)  See Items 4 and 5 hereof.

ITEM 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, $0.01 par value per share ("Crystal Common Stock"), of Crystal Gas Storage, Inc., a Louisiana corporation (the "Issuer" or "Crystal"). The principal executive offices of the Issuer are located at 229 Milam Street, Shreveport, Louisiana 71101.

ITEM 2.   Identity and Background
          -----------------------

          (a)-(c) This Statement is filed by El Paso Energy Corporation, a Delaware corporation ("El Paso") and El Paso Energy Acquisition Co., a Delaware corporation ("Merger Sub") (collectively, the "El Paso Companies"). El Paso's principal operations include the interstate and intrastate transportation, gathering and processing of natural gas; the marketing of natural gas, power, and other commodities; and the development and operation of energy infrastructure facilities worldwide. Merger Sub is newly formed by El Paso in connection with the Merger Agreement (as defined below) and the transactions contemplated thereby. The principal business offices of each of El Paso and Merger Sub are located at 1001 Louisiana Street, Houston, Texas 77002. El Paso directly owns all the outstanding capital stock of Merger Sub. It is not anticipated that, prior to the consummation of the Merger (as defined below), Merger Sub will have any significant assets or liabilities or will engage in any activities other than those incident to the Merger.

          (d)-(e) During the five years prior to the date hereof, none of the El Paso Companies nor, to the best of their knowledge, any executive officer or director of any of the El Paso Companies (who are listed on Schedule I hereto) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The total amount of funds required by Merger Sub to purchase all of the Crystal Common Stock and to pay related fees and expenses is approximately $152 million. Merger Sub intends to obtain all of such funds from El Paso which in turn would obtain such funds from El Paso's working capital.

ITEM 4.   Purpose of Transaction
          ----------------------

          El Paso, Merger Sub, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") as of October 15, 1999 providing for, among other things, the merger of Issuer with and into Merger Sub (the "Merger"). Under the terms of the Merger Agreement, each holder of Crystal Common Stock will receive $57 per share in cash. In connection with the Merger, Crystal's outstanding $.06 Senior Convertible Voting Preferred Stock, par value $.01 per share ("Crystal Preferred Stock") will be redeemed at $1.00 per share in accordance with the terms of such preferred stock.

          The Merger is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the approval of Crystal's stockholders at a meeting, as well as other customary conditions.

          Pursuant to the Merger Agreement, at the effective time of the Merger, (a) the officers and directors of Merger Sub will be the officers and directors of the surviving corporation and (b) the Certificate of Incorporation and By-laws of Merger Sub will be the Certificate of Incorporation (provided that such Certificate of Incorporation will be amended as of the effective time of the Merger to change the name of Merger Sub to Crystal Gas Storage, Inc.) and By-laws of the surviving corporation.

          The foregoing summary of the Merger Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to this Schedule 13D.

          Shareholders Agreements
          -----------------------

          Simultaneously with the execution and delivery of the Merger Agreement, El Paso and Merger Sub entered into Shareholders Agreements dated October 15, 1999 (the "Shareholders Agreements") with certain shareholders of Issuer (the "Lock-up Shareholders") as follows: (i) Soros Fund Management LLC - 1,628,066 shares of Crystal Common Stock and 3,971,260 shares of Crystal Preferred Stock; and (ii) George Soros -
80,647 shares of Crystal Common Stock. Under the Shareholders Agreements, the Lock-up Shareholders have agreed, subject to the terms thereof, at any meeting of the stockholders of Crystal and in any action by written consent of the stockholders of Crystal, to (x) vote their shares in favor of the Merger, (y) not vote their shares in favor of any action or agreement which would result in a material breach of a covenant, representation, warranty or other obligation of Crystal under the Merger Agreement and (z) vote their shares against any action or agreement that would impede or interfere with the Merger.

          In addition, pursuant to the Shareholders Agreements, the Lock-up Shareholders have also granted Merger Sub a proxy to vote their shares, representing approximately 64% of the issued and outstanding voting power of Crystal as of June 30, 1999, in accordance with the foregoing paragraph.

          The Shareholders Agreements terminate and expire upon the earliest of (i) the Effective Time of the Merger (as defined in the Merger Agreement), (ii) the time of termination of the Merger Agreement pursuant to Section 7.1 thereof, (iii) March 31, 2000 or (iv) upon amendment or waiver of any provision of the Merger Agreement that would have any adverse effect on Holder (as defined in the Shareholders Agreements).

          The foregoing summary of the Shareholders Agreements is qualified in its entirety by reference to such agreements, which have been filed as exhibits to this Schedule 13D.

          Other Matters
          -------------

          Section 8.3(a) of the Merger Agreement provides that, if (x) (1) any person shall have made a takeover proposal to Crystal or announced its intention to do so and thereafter the Merger Agreement is terminated by Crystal or El Paso pursuant to Section 7.1(b)(i) thereof (which provides that either Crystal or El Paso may terminate the Merger Agreement if Crystal's stockholders vote against approval of the Merger) or pursuant to
Section 7.1(b)(ii) (which provides that either Crystal or El Paso may terminate the Merger Agreement if the Merger has not been consummated by March 31, 2000) and (2) within 18 months after the termination of the Merger Agreement any Acquisition Transaction (as described in the Merger Agreement) involving Crystal shall have been consummated or any Acquisition Agreement (as defined in the Merger Agreement) with respect to an Acquisition Transaction involving Crystal shall have been entered into, or
(y) the Merger Agreement is terminated by El Paso pursuant to Section 8.2(c) (which provides that El Paso may terminate the Merger Agreement if Crystal's Board of Directors (or any committee thereof) (i) withdraws, or modifies in a manner adverse to El Paso, its approval or recommendation of the Merger Agreement or the Merger, (ii) approves or recommends any takeover proposal (as defined in the Merger Agreement) or (iii) fails to reaffirm its approval or recommendation of the Merger Agreement or the Merger) or (z) the Merger Agreement is terminated by Crystal pursuant to
Section 8.2(b) (which provides that Crystal may terminate the Merger Agreement under certain circumstances if it receives an unsolicited superior proposal (as defined in the Merger Agreement) prior to the approval of the Merger Agreement by Crystal's stockholders, and El Paso does not respond to notice of such proposal with a written offer that is at least as favorable as the superior proposal) then, in any such case, Crystal shall pay El Paso a fee of $7,500,000 (a "Termination Fee") and reimburse El Paso for all out-of-pocket costs and expenses incurred by El Paso in connection with the Merger Agreement and the transactions contemplated thereby up to an aggregate of $500,000.

          If (x) the Merger Agreement is terminated pursuant to Section 7.1(b)(i) or 7.1(d) (which provides that El Paso may terminate the Merger Agreement if Crystal breaches any of its representations or warranties, or fails to perform in any material respect any of its covenants, agreements or obligations under the Merger Agreement, and such breach or failure (i) would give rise to the failure of a condition set forth in Section 6.2(a) or (b) thereof (each of which set forth certain conditions to El Paso's obligations under the Merger Agreement) and (ii) cannot be or has not been cured within 30 days of notice) thereof, and (y) no Termination Fee is due, then Crystal must reimburse El Paso for all out-of-pocket costs and expenses incurred by El Paso in connection with the Merger Agreement and the transactions contemplated thereby up to an aggregate of $1,000,000.

          The foregoing summary of the Merger Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to this Schedule 13D.

          The Crystal Common Stock is currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is traded on the American Stock Exchange. If the Merger is consummated, Crystal Common Stock will be deregistered under the Exchange Act and will cease to be listed on the American Stock Exchange.

          Except as indicated in this Schedule 13D, or as provided in the Merger Agreement or the Shareholders Agreements, the El Paso Companies currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

               (a) As a result of entering into the Shareholders Agreements, the El Paso Companies may be deemed to own beneficially 1,708,743 shares of Crystal Common Stock (representing approximately 64.0% of the issued and outstanding shares of Crystal Common Stock). The El Paso Companies do not own any shares of Crystal Common Stock and, except as set forth in this Schedule 13D, are not the "beneficial owner" of any such shares, as such term is defined in the Securities Exchange Act of 1934 or the rules and regulations thereunder.

               (b) Pursuant to the Shareholders Agreements, the El Paso Companies possess shared power to vote, or direct the vote of, the shares of Crystal Common Stock held by the Lock-up Shareholders.

               (c) Except as set forth herein, none of the El Paso Companies beneficially owns any shares of Crystal Common Stock and none of the El Paso Companies, or any executive officer or director of any of the El Paso Companies (who are listed on Schedule I hereto), has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof except as described herein.

               (d) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

          Except as described in this Schedule 13D, none of the El Paso Companies or any executive officer or director of any of the El Paso Companies (who are listed on Schedule I hereto) has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer. The description of the transactions discussed in Item 4 is further described in the exhibits attached hereto, including the Merger Agreement, the Shareholders Agreements, and the Joint Press Release issued by the Issuer and the El Paso Companies, on October 15, 1999. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

ITEM 7.   Material to Be Filed as Exhibits

          Exhibit 1 --        Agreement and Plan of Merger dated as of
                              October 15, 1999, among El Paso, Merger Sub and the Issuer.

          Exhibit 2 --        Shareholders Agreement dated as of October
                              15, 1999, among the person listed on Schedule
                              1 thereto, El Paso and Merger Sub.

          Exhibit 3 --        Shareholders Agreement dated as of October
                              15, 1999, among the person listed on Schedule
                              1 thereto, El Paso and Merger Sub.

          Exhibit 4 --        Press Release.

          Exhibit 5 --        Joint Filing Agreement.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    EL PASO ENERGY CORPORATION


                                    By: /s/  Britton White Jr.
                                        --------------------------------
                                        Name:  Britton White Jr.
                                        Title: General Counsel and Executive
                                               Vice President

                                    EL PASO ENERGY ACQUISITION CO.


                                    By: /s/ Ralph Eads
                                        ---------------------------------
                                        Name:   Ralph Eads
                                        Title:  Executive Vice President


                             Dated: October 22, 1999

                                 Schedule I

       Executive Officers and Directors of El Paso Energy Corporation

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of El Paso Energy Corporation is set forth below.

      Name and Citizenship             Business Address                 Position/Principal
      --------------------             ----------------                 ------------------
                                                                            Occupation
                                                                            ----------
Executive Officers &
Directors:

William A. Wise                   El Paso Energy Corporation        Chairman of the Board,
(United States Citizen)           1001 Louisiana Street             President and Chief
                                  Houston, Texas 77002              Executive Officer

H. Brent Austin                   El Paso Energy Corporation        Executive Vice
(United States Citizen)           1001 Louisiana Street             President and
                                  Houston, Texas 77002              Chief Financial
                                                                    Officer

Richard Owen Baish                El Paso Energy Corporation        President of El Paso
(United States Citizen)           1001 Louisiana Street             Natural Gas Company
                                  Houston, Texas 77002

John D. Hushon                    El Paso Energy Corporation        President of El Paso Energy
(United States Citizen)           1001 Louisiana Street             International Company
                                  Houston, Texas 77002

Greg G. Jenkins                   El Paso Energy Corporation        President of El Paso
(United States Citizen)           1001 Louisiana Street             Merchant Energy Company
                                  Houston, Texas 77002

Robert G. Phillips                El Paso Energy Corporation        President of El Paso
(United States Citizen)           1001 Louisiana Street             Field Services Company
                                  Houston, Texas 77002

Ralph Eads                        El Paso Energy Corporation        Executive Vice President
(United States Citizen)           1001 Louisiana Street
                                  Houston, Texas 77002

Joel Richards III                 El Paso Energy Corporation        Executive Vice
(United States Citizen)           1001 Louisiana Street             President
                                  Houston, Texas 77002

John W. Somerhalder II            El Paso Energy Corporation        President of Tennessee
(United States Citizen)           1001 Louisiana Street             Gas Pipeline Company
                                  Houston, Texas 77002

Britton White Jr.                 El Paso Energy Corporation        Executive Vice
(United States Citizen)           1001 Louisiana Street             President and
                                  Houston, Texas 77002              General Counsel

Byron Allumbaugh                  Ralphs Grocery Company            Director of
(United States Citizen)           1001 Louisiana Street             El Paso/Retired
                                  Houston, Texas 77002

Juan Carlos Braniff               El Paso Energy Corporation        Director/Deputy Chief
(Mexican Citizen)                 1001 Louisiana Street             Executive Officer of
                                  Houston, Texas 77002              Service Banking,
                                                                    BANCOMER

Peter T. Flawn                    El Paso Energy Corporation        Director of
(United States Citizen)           1001 Louisiana Street             El Paso/Retired
                                  Houston, Texas 77002

James F. Gibbons                  El Paso Energy Corporation        Director of
(United States Citizen)           1001 Louisiana Street             El Paso/Faculty of
                                  Houston, Texas 77002              Stanford University and
                                                                    Dean of Stanford University
                                                                    School of Engineering

Ben F. Love                       El Paso Energy Corporation        Director of
(United States Citizen)           1001 Louisiana Street             El Paso/Investor
                                  Houston, TX 77002

Kenneth L. Smalley                El Paso Energy Corporation        Director of
(United States Citizen)           1001 Louisiana Street             El Paso/Retired
                                  Houston, TX 77002

Malcolm Wallop                    El Paso Energy Corporation        Director of
(United States Citizen)           1001 Louisiana Street             EL Paso/President
                                  Houston, TX 77002                 of Frontiers of Freedom
                                                                    Foundation


     Executive Officers and Directors of El Paso Energy Acquisition Co.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of El Paso Energy Acquisition Co. is set forth below.

      Name and Citizenship             Business Address                 Position/Principal
      --------------------             ----------------                 ------------------
                                                                            Occupation
                                                                            ----------
Executive Officers &
Directors:

William A. Wise                   El Paso Energy Corporation        Chairman of the Board
(United States Citizen)           1001 Louisiana Street             of El Paso Energy
                                  Houston, Texas 77002              Acquisition Co.;
                                                                    Chairman of the Board,
                                                                    President and Chief
                                                                    Executive Officer of
                                                                    El Paso Energy
                                                                    Corporation

Larry M. Kellerman                El Paso Energy Corporation        President of El Paso
(United States Citizen)           1001 Louisiana Street             Energy Acquisition Co.;
                                  Houston, Texas 77002              President of El Paso
                                                                    Power Services Company

H. Brent Austin                   El Paso Energy Corporation        Executive Vice President
(United States Citizen)           1001 Louisiana Street             and Director of El Paso
                                  Houston, Texas 77002              Energy Acquisition Co.;
                                                                    Executive Vice
                                                                    President and
                                                                    Chief Financial
                                                                    Officer of El Paso Energy
                                                                    Corporation

Ralph Eads                        El Paso Energy Corporation        Executive Vice
(United States Citizen)           1001 Louisiana Street             President of El Paso
                                  Houston, Texas 77002              Energy Acquisition Co.;
                                                                    Executive Vice President
                                                                    of El Paso Energy
                                                                    Corporation

Greg G. Jenkins                   El Paso Energy Corporation        Director of El Paso
(United States Citizen)           1001 Louisiana Street             Energy Acquisition Co.;
                                  Houston, Texas 77002              President of El Paso
                                                                    Merchant Energy
                                                                    Company

                               EXHIBIT INDEX


               Exhibit 1 --        Agreement and Plan of Merger dated as of
                                   October 15, 1999, among El Paso, Merger
                                   Sub and the Issuer.

               Exhibit 2 --        Shareholders Agreement dated as of
                                   October 15, 1999, among the person
                                   listed on Schedule 1 thereto, El Paso
                                   and Merger Sub.

               Exhibit 3 --        Shareholders Agreement dated as of
                                   October 15, 1999, among the person
                                   listed on Schedule 1 thereto, El Paso
                                   and Merger Sub.

               Exhibit 4 --        Press Release.

               Exhibit 5 --        Joint Filing Agreement.